SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the fiscal year ended December 31, 1999

         Commission File Number 1-2227

         E.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  401 (K) Retirement Savings Plan
                  for Employees of Golden Aluminum

         F. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        CROWN CORK & SEAL COMPANY, INC.
                                 ONE CROWN WAY
                          PHILADELPHIA, PA 19154-4599

                                     INDEX


                                                                         Pages


Signatures...........................................................      3

Report of Independent Accountants....................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA........   7 to 12

Exhibit 23 - Consent of Independent Accountants......................     13

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       Crown Cork & Seal Company, Inc.
                                       401 (K) Retirement Savings Plan
                                       for Employees of Golden Aluminum



                                       By: /s/ James T. Malec
                                           ------------------
                                           James T. Malec
                                           Member, Benefit Plan Committee

Date: June 28, 2000

CROWN CORK & SEAL COMPANY, INC.
401 (k) RETIREMENT  SAVINGS PLAN FOR
EMPLOYEES OF GOLDEN ALUMINUM

Financial Statements as of and for the
years ended December 31, 1999 and 1998

CROWN CORK & SEAL COMPANY, INC. 401 (k) RETIREMENT
SAVINGS PLAN FOR EMPLOYEES OF GOLDEN ALUMINUM
Table of Contents
--------------------------------------------------------------------------------

                                                                     Page Number


Report of Independent Accountants                                        1

Basic Financial Statements

      Statement of Net Assets Available for Benefits                     2

      Statement of Changes in Net Assets Available for Benefits          3

      Notes to Financial Statements                                    4 - 7


Supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Benefit Plans Committee and Participants of the
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Golden Aluminum

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Golden Aluminum (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As explained in Note 1, the Plan merged with and into the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan effective December 31, 1999.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 22, 2000

CROWN CORK & SEAL COMPANY, INC. 401 (k) RETIREMENT
SAVINGS PLAN FOR EMPLOYEES OF GOLDEN ALUMINUM
Statement of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                                 As of December 31,
                                                                             1999                 1998
                                                                        -----------------------------------
Investments, at fair value
Registered investment companies:
     Vanguard 500 Index Fund                                            $         -           $   607,929 *
     Vanguard Balanced Index Fund                                                 -               177,431 *
     Vanguard Explorer Fund                                                       -               124,078 *
     Vanguard International Growth Fund                                           -                64,728
     Vanguard Total Bond Market Index Fund                                        -                67,645
                                                                        -----------           -----------
                                                                                  -             1,041,811
Crown Cork & Seal Company, Inc. Stock Fund                                        -               193,395 *
Participant Loans                                                                 -                43,379
                                                                        -----------           -----------
                                                                                  -             1,278,585
                                                                        -----------           -----------
Investments, at contract value
Crown Cork & Seal Fixed Income Fund                                               -               464,515 *
                                                                        -----------           -----------
        Total investments                                                         -             1,743,100
                                                                        -----------           -----------

Receivables
Employer's contributions                                                          -                24,167
Participants' contributions                                                       -                68,287
                                                                        -----------           -----------
        Total receivables                                                         -                92,454
                                                                        -----------           -----------

Net assets available for benefits                                       $         -           $ 1,835,554
                                                                        ===========           ===========

* Represents 5% or more of net assets  available for benefits.

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC. 401 (k) RETIREMENT
SAVINGS PLAN FOR EMPLOYEES OF GOLDEN ALUMINUM
Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                              Year Ended December 31,
                                                                            1999                  1998
                                                                        -----------            -----------
Additions
Investment income:
     Interest and dividend income, investments                          $    75,529           $    42,355
     Interest income, participant loans                                       3,334                 1,472
     Net appreciation in fair value of investments                           93,071                70,778
                                                                        -----------           -----------
                                                                            171,934               114,605
                                                                        -----------           -----------
Contributions:
     Employer                                                               144,043               264,507
     Participant                                                            418,165               761,211
                                                                        -----------           -----------
                                                                            562,208             1,025,718
                                                                        -----------           -----------
Total additions                                                             734,142             1,140,323
                                                                        -----------           -----------

Deductions
Payment of benefits                                                       1,603,308               120,730
Administrative expenses (Note 5)                                                200                     -
                                                                        -----------           -----------
        Total deductions                                                  1,603,508               120,730
                                                                        -----------           -----------

Net increase (decrease)                                                    (869,366)            1,019,593

Asset transfer out to the Crown Cork & Seal Company, Inc.
     401(k) Retirement Savings Plan                                         966,188                     -

Net assets available for plan benefits:
     Beginning of period                                                  1,835,554               815,961
                                                                        -----------           -----------
     End of period                                                      $         -           $ 1,835,554
                                                                        ===========           ===========



The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.
401 (k) Retirement Savings Plan for Employees of Golden Aluminum
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN
The following description of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Golden Aluminum (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

On December 31, 1999, the Plan merged with and into the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the "401(k) Plan").

General
The Plan commenced operations on March 1, 1997 and was a defined contribution plan covering eligible full-time employees of Golden Aluminum Company (the "Company") who had one year of service and were age eighteen or older. The Plan was subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Each year, participants were able to contribute up to 17 percent of pre-tax annual compensation, as defined in the Plan. Participants were also able to contribute an amount representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options, as listed, offered by the Plan. The Company contributed 50 percent of the first 6 percent of base compensation that a participant contributed to the Plan. Additional amounts could be contributed at the option of the Company's board of directors. Contributions were subject to certain limitations.

Participant Accounts
Each participant's account was credited with the participant's contribution and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses (Note 5). Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant's vested account.

Vesting
Participants were immediately vested in their contributions and the Company's contributions plus actual earnings thereon.

Participant Loans
Participants were able to borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested balance. Loan transactions were treated as a transfer to (from) the investment fund from (to) Participant loans. Loan terms ranged from 1-5 years or up to 10 years for the purchase of a primary residence. The loans were secured by the balance in the participant's account and bore interest at a rate commensurate with a prevailing commercial rate as determined by the Benefit Plans Committee. Principal and interest were paid ratably through monthly payroll deductions.

Crown Cork & Seal Company, Inc.
401 (k) Retirement Savings Plan for Employees of Golden Aluminum
Notes to Financial Statements
--------------------------------------------------------------------------------

Payment of Benefits
On termination of service due to death, disability or retirement, a participant was able to elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or substantially equal periodic installments over a period not to exceed 10 years. For termination of service due to other reasons, a participant was able to receive the value of the vested interest in his or her account as a lump-sum distribution.

Investment Options
During the plan years ending December 31, 1999 and 1998, participants were able to allocate their contributions among the following investment options:

         Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

         Vanguard Balanced Index Fund: Seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60%) and bonds (40%).

         Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

         Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

         Vanguard Total Bond Market Index Fund: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

         Crown Cork & Seal Company, Inc. Stock Fund: Invests in Crown Cork & Seal stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

         Crown Cork & Seal Fixed Income Fund: Seeks to preserve the value of your original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks and other types of fixed principal investments. It is designed to maintain a constant $1.00 unit value.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
The following accounting policies, which conform with accounting principles generally accepted in the United States, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan were prepared under the accrual method of accounting.

Crown Cork & Seal Company, Inc.
401 (k) Retirement Savings Plan for Employees of Golden Aluminum
Notes to Financial Statements
--------------------------------------------------------------------------------

Financial Statement Presentation
The  plan  adopted  Statement  of  Position  ("SOP")  99-3,  Accounting  for and
Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. Certain reclassifications of the 1998 amounts have been made to conform to the 1999 presentation in accordance with SOP 99-3. This SOP eliminated the previously required reporting of changes in net assets by investment option for participant directed investments.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments were stated at fair value, except for its investment contracts which were valued at contract value, which approximates fair value. Shares of registered investment companies were valued at quoted market prices which represented the net asset value of shares held by the Plan at year-end. The Company stock fund was valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Units of the Company's fixed income fund were valued at net asset value at year-end.

The Company's fixed income fund consisted of investment contracts and the Vanguard Retirement Savings Trust. Contract value of the contracts approximates their fair value because the contracts were benefit responsive. As these investment contracts matured, the proceeds were invested in the Vanguard Retirement Savings Trust, which invests primarily in investment contracts. Units of the Vanguard Retirement Savings Trust were valued at the net asset value of units held by the Plan at year-end.

Participant loans were valued at cost which approximates fair value.

Purchases and sales of investments were recorded on a trade-date basis. Interest income was accrued when earned. Dividend income was recorded on the ex-dividend date. Capital gain distributions were included in dividend income.

Payment of Benefits
Benefits were recorded when paid.

NOTE 3 - INVESTMENTS
During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                 1999               1998
                                                 ----               ----
Registered investment companies               $ 131,493          $ 129,215
Common stock                                    (38,422)           (58,437)
                                              ---------          ---------
                                              $  93,071          $  70,778
                                              =========          =========

All investment options were participant-directed.

Crown Cork & Seal Company, Inc.
401 (k) Retirement Savings Plan for Employees of Golden Aluminum
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 4 - RELATED PARTY TRANSACTIONS
The Plan invested in shares of registered investment companies managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acted as trustee for those investments as defined by the Plan. The Plan also invested in shares of the Company's stock through the Crown Cork & Seal Company, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 5 - PLAN EXPENSES
The Company had the option under the Plan's provision to pay for the Plan's administrative expenses. For the years ended December 31, 1999 and 1998, the Company paid for the Plan's administrative expenses. Administrative fees related to participant loans are charged to participant accounts and reflected as "administrative expenses" in the Statement of Changes in Net Assets Available for Benefits.

NOTE 6 - TAX STATUS
The Internal Revenue Service had determined and informed the Company by a letter dated March 10, 1999 that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Accordingly, the Plan was not subject to federal, state or local income taxes.